ADMINISTRATION AGREEMENT

Prudential Investments Fund Management LLC

Gateway Center Three

100 Mulberry Street

Newark, NJ 07102-4077

Dear Sirs/Madams:

The Prudential Series Fund, Inc. (the “Fund”), a corporation organized under the laws of the State of Maryland, confirms its agreement as of August 19, 1998 with Prudential Investments Fund Management LLC (“PIFM”) as follows:

1.	Investment Description; Appointment

The Fund desires to employ the capital of its portfolios (the “Portfolios”) by investing and reinvesting in investments of the kind and in accordance with the limitations specified in its Prospectus and Statement of Additional Information as from time to time in effect, and in such manner and to the extent as may from time to time be approved by the Board of Directors of the Fund. Copies of the Fund’s Prospectus and Statement of Additional Information have been submitted to PIFM. The Fund employs The Prudential Insurance Company of America (the “Adviser”) as its investment adviser and desires to employ and hereby appoints PIFM as administrator for Class II of the Portfolios. PIFM accepts this appointment and agrees to furnish services fo r the compensation set forth below.

2.	Services as Administrator

Subject to the supervision and direction of the Board of Directors of the Fund, PIFM will:

•	Establish and maintain compliance procedures relevant to the multiple classes;
•	Negotiate participation agreements with participating insurance companies;
•

Establish controls and monitor compliance with the conditions undertaken in connection with the mixed and shared funding order (e.g., monitor actions by state insurance regulatory authorities and federal state insurance, tax and securities laws for the existence of material irreconcilable conflicts between contract owners);

•

Prepare customized information concerning, among other things, portfolio holdings, portfolio characteristics, net asset information, monthly analyses of transactions and accounts by type for each unaffiliated insurance company investing in the Fund; and

•

Provide other support services (other than transfer agency services) for existing contract holders such as providing information and answering inquiries in person, telephonically or in writing regarding the Portfolios.

3.	Compensation

In consideration of services rendered pursuant to this Agreement, the Fund will pay PIFM on the first business day of each month a fee for the previous month at an annual rate of .15% of the average daily net assets of Class I of each Portfolio. Upon termination of this Agreement before the end of any month, the fee for such part of the month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement. For the purpose of determining fees payable to PIFM, the value of the net assets of Class II shall be computed at the times and in the manner specified in the Prospectus and Statement of Additional Information as from time to time in effect.

4.	Expenses

PIFM will bear all expenses in connection with the performance of its services under this Agreement. The Fund will bear certain other expenses to be incurred in its operation, including without limitation: taxes, interest, brokerage fees and commissions, if any, fees of Directors of the Fund who are not officers, directors, or employees of the Adviser or PIFM; Securities and Exchange Commission fees and state Blue Sky qualification fees; charges of custodians and transfer and dividend disbursing agents; certain insurance premiums; outside auditing and legal expenses; costs of maintenance of corporate existence; costs of preparing and printing prospectuses and statement of additional information for regulatory purposes and for distribution to existing shareholders; costs of shareholders’ reports and meetings, and meetings of the officers or Board of Directors of the Fund; and any extraordinary expenses.

5.	Standard of Care

PIFM shall exercise its best judgment in rendering the services listed in paragraph 2 above. PIFM shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates provided that nothing in this Agreement shall be deemed to protect or purport to protect PIFM against liability to the Fund or to its shareholders to which PIFM would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of PIFM’s reckless disregard of its obligations and duties under this Agreement.

6.	Term of Agreement

This Agreement shall continue automatically (unless terminated as provided herein) for successive annual periods provided that such continuance is specifically approved at least annually by the Board of Directors of the Fund. This Agreement is terminable with respect to any Portfolio, without penalty, on 60 days’ written notice, by the Board of Directors of the Fund or by vote of holders of a majority of the Portfolio’s shares, or upon 90 day’s written notice, by PIFM.

7.	Service to other Companies or Accounts

The Fund understands that PIFM now acts, will continue to act and may act in the future as administrator to one or more other investment companies, and the Fund has no objection to PIFM’s so acting. The Fund understands that the persons employed by PIFM to assist in the performance of PIFM’s duties hereunder will not devote their full time to such service and nothing contained herein shall be deemed to limit or restrict the right of PIFM or affiliate of PIFM to engage in and devote time and attention to other businesses or to render services of whatever kind or nature.

If the foregoing is in accordance with your understanding, kindly indicate your acceptance hereof by signing and returning to us the enclosed copy hereof.

Very truly yours,

THE PRUDENTIAL SERIES FUND, INC.

By:/s/ Grace Torres
Name: Grace Torres
Title: Treasurer

Accepted:

PRUDENTIAL INVESTMENTS FUND MANAGEMENT LLC

By: /s/ Robert F. Gunia

Name: Robert F. Gunia

Title: Executive Vice President